As filed with the Securities and Exchange Commission on January 20, 2010

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

TRIMAS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3452 (Primary Standard Industrial Classification Code Number)	38-2687639 (I.R.S. Employer Identification No.)

39400 Woodward Avenue, Suite 130
Bloomfield Hills, Michigan  49304
(248) 631-5450
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joshua A. Sherbin, Esq.
General Counsel
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, Michigan 49304
(248) 631-5450
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Jonathan A. Schaffzin, Esq.

Douglas S. Horowitz, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York  10005
(212) 701-3000

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered (1)	Amount to be Registered(1)	Proposed Maximum Aggregate Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	3,500,000	$6.83	$23,905,000	$1,705

(1)                     This registration statement also relates to an indeterminate number of shares of the registrant’s common stock that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 of the Securities Act of 1933, as amended (the “Securities Act”).

(2)                     Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the high and low prices for the common stock of TriMas Corporation as reported on the Nasdaq Global Market on January 13, 2010.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  The Selling Stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 20, 2010

PROSPECTUS

3,500,000 Shares

COMMON STOCK

This prospectus relates to the disposition from time to time of up to 3,500,000 shares of our common stock, plus an indeterminate number of shares of our common stock that maybe issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 of the Securities Act of 1933, held by the Selling Stockholder described in the section entitled “Selling Stockholder” on page 19 of this prospectus.  The Selling Stockholder may offer and sell any of the shares of common stock from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares.  For additional information on the possible methods of sale that may be used by the Selling Stockholder, you should refer to the section entitled “Plan of Distribution” on page 20 of this prospectus.  We will not receive any proceeds from the sale of the shares of common stock by the Selling Stockholder.  We are contractually obligated to pay all expenses of registration incurred in connection with this offering, except any underwriting discounts and commissions and expenses incurred by the Selling Stockholder in disposing of the shares.

Our common stock is listed on the NASDAQ Global Market under the symbol “TRS.”  On January 19, 2010, the last reported sale price of our common stock on the NASDAQ Global Market was $7.19.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 2 before deciding whether to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is         , 2010.

i

You should read this prospectus and the information incorporated by reference carefully before you invest.  Such documents contain important information you should consider when making your investment decision.  See “Information Incorporated by Reference” on page 23.  You should rely only on the information provided in this prospectus or documents incorporated by reference in this prospectus.  We have not authorized anyone to provide you with different information.

The information in this document may only be accurate on the date of this document.  You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.  Our business, financial condition, results of operations and prospects may have changed since that date.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus.  As a result, it does not contain all the information that may be important to you.  To understand this transaction fully, you should read this entire prospectus carefully, including the risk factors beginning on page 2 and the documents incorporated by reference into this prospectus.

Unless the context otherwise requires, the terms “TriMas,” “the Company”, “we”, “us” and “our” refer to TriMas Corporation and its subsidiaries.

The Company

We are a global manufacturer and distributor of engineered and applied products for a diverse range of commercial, industrial and consumer end markets.  Most of our businesses share important characteristics, including leading market shares, strong brand names, focused product offerings, established distribution networks, relatively high operating margins, complementary product growth and acquisition opportunities and relatively low capital investment requirements.  We believe that a majority of our net sales for the fiscal year ended December 31, 2008 were in markets where our products possess the number one or number two market position within their respective product categories.  In addition, we believe that in many of our businesses we are one of only a few manufacturers in the geographic markets where we currently compete.

Our principal executive offices are located at 39400 Woodward Avenue, Suite 130, Bloomfield Hills, Michigan 48304.  Our telephone number is (248) 631-5450.  Our web site address is www.trimascorp.com.  The information on our website is not part of this prospectus.

The Offering

Selling Stockholder	Heartland Industrial Associates, L.L.C. (“Heartland,” or the “Selling Stockholder”)

Common stock offered by the Selling Stockholder	Up to 3,500,000 shares of our common stock(1)

Use of proceeds

Proceeds from the sale of common stock covered by this prospectus will be received by the Selling Stockholder.  We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus.  We have been advised by the Selling Stockholder that the shares they may sell under this prospectus would be sold, if at all, in order to satisfy various potential payment obligations of the Selling Shareholder, which are unrelated to us, including the possible settlement of certain litigation unrelated to us.

NASDAQ symbol	TRS

(1)                                     This offering also relates to an indeterminate number of shares of our common stock that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 of the Securities Act of 1933.

RISK FACTORS

Investment in our securities involves risks.  Prior to making a decision about investing in our securities, you should consider carefully the risk factors, together with all of the other information contained or incorporated by reference in this prospectus and any prospectus supplement, including any additional specific risks described in the section entitled “Risk Factors” contained in any supplements to this prospectus, as well as any amendments thereto reflected in subsequent filings with the United States Securities and Exchange Commission (the “SEC”), which are incorporated herein by reference in their entirety.  The risks and uncertainties described below are those that we have identified as material, but are not the only risks and uncertainties facing us.  Additional risks and uncertainties not currently known to us or that we currently believe are immaterial may also impact our business operations, financial results and liquidity.

Risks Related to Our Business

We have a history of net losses.

We incurred net losses of $136.2 million, $158.4 million and $128.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.  The losses in 2008, 2007 and 2006 principally resulted from pre-tax, non-cash goodwill and indefinite-lived impairment charges of $172.2 million, $171.2 million and $116.5 million, respectively.  The losses in 2008 and 2006 were also impacted by losses from discontinued operations of $7.6 million and $17.5 million, respectively.  In addition, interest expense associated with our highly leveraged capital structure, non-cash expenses such as depreciation and amortization of intangible assets and other asset impairments also contributed to our net losses.  We may continue to experience net losses in the future.

Our businesses depend upon general economic conditions and we serve some customers in highly cyclical industries; as such we are subject to the loss of sales and margins due to an economic downturn or recession.

Our financial performance depends, in large part, on conditions in the markets that we serve in both the U.S. and global economies.  Some of the industries that we serve are highly cyclical, such as the automotive, construction, industrial equipment, energy, aerospace and electrical equipment industries.  We may experience a reduction in sales and margins as a result of a downturn in economic conditions or other macroeconomic factors.  Lower demand for our products may also negatively affect the capacity utilization of our production facilities, which may further reduce our operating margins.

Many of the markets we serve are highly competitive, which could limit the volume of products that we sell and reduce our operating margins.

Many of our products are sold in competitive markets.  We believe that the principal points of competition in our markets are product quality and price, design and engineering capabilities, product development, conformity to customer specifications, reliability and timeliness of delivery, customer service and effectiveness of distribution.  Maintaining and improving our competitive position will require continued investment by us in manufacturing, engineering, quality standards, marketing, customer service and support of our distribution networks.  We may have insufficient resources in the future to continue to make such investments and, even if we make such investments, we may not be able to maintain or improve our competitive position.  We also face the risk of lower-cost foreign manufacturers located in China, Southeast Asia and other regions competing in the markets for our products and we may be driven as a consequence of this competition to increase our investment overseas.  Making overseas investments can be highly complicated and we may not always realize the advantages we anticipate from any such investments.  Competitive pressure may limit the volume of products that we sell and reduce our operating margins.

Increases in our raw material or energy costs or the loss of critical suppliers could adversely affect our profitability and other financial results.

We are sensitive to price movements in our raw materials supply base.  Our largest material purchases are for steel, copper, aluminum, polyethylene and other resins and energy.  Prices for these products fluctuate with market conditions and we have experienced sporadic increases recently.  We may be unable to completely offset the impact with price increases on a timely basis due to outstanding commitments to our customers, competitive considerations or our customers’ resistance to accepting such price increases and our financial performance may be adversely impacted by further price increases.  A failure by our suppliers to continue to supply us with certain raw materials or component parts on commercially reasonable terms, or at all, would have a material adverse effect on us.  To the extent there are energy supply disruptions or material fluctuations in energy costs, our margins could be materially adversely impacted.

We may be unable to successfully implement our business strategies.  Our ability to realize our business strategies may be limited.

Our businesses operate in relatively mature industries and it may be difficult to successfully pursue our growth strategies and realize material benefits therefrom.  Even if we are successful, other risks attendant to our businesses and the economy generally may substantially or entirely eliminate the benefits.  While we have successfully utilized some of these strategies in the past, our growth has principally come through acquisitions.

Our products are typically highly engineered or customer-driven and we are subject to risks associated with changing technology and manufacturing techniques that could place us at a competitive disadvantage.

We believe that our customers rigorously evaluate their suppliers on the basis of product quality, price competitiveness, technical expertise and development capability, new product innovation, reliability and timeliness of delivery, product design capability, manufacturing expertise, operational flexibility, customer service and overall management.  Our success depends on our ability to continue to meet our customers’ changing expectations with respect to these criteria.  We anticipate that we will remain committed to product research and development, advanced manufacturing techniques and service to remain competitive, which entails significant costs.  We may be unable to address technological advances, implement new and more cost-effective manufacturing techniques, or introduce new or improved products, whether in existing or new markets, so as to maintain our businesses’ competitive positions or to grow our businesses as desired.

We depend on the services of key individuals and relationships, the loss of which could materially harm us.

Our success will depend, in part, on the efforts of our senior management, including our chief executive officer.  Our future success will also depend on, among other factors, our ability to attract and retain other qualified personnel.  The loss of the services of any of our key employees or the failure to attract or retain employees could have a material adverse effect on us.

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our indebtedness.

We have substantial indebtedness.  As of September 30, 2009, after giving effect to the issuance of our 9.75% senior secured notes due 2017 (the “notes”), the entering into of our amended and restated credit agreement and new accounts receivable facility and discharge of our old 9 7/8% senior subordinated notes due 2012, each in December 2009, we would have had total indebtedness of $527.2 million, including $245.0 million outstanding under the notes and $265.2 million under our senior secured credit facilities.

Our outstanding indebtedness could have important consequences to you, including the following:

•                  our high level of indebtedness could make it more difficult for us to satisfy our obligations with respect to the notes, including any repurchase obligations that may arise thereunder;

•                  the restrictions imposed on the operation of our business may hinder our ability to take advantage of strategic opportunities to grow our business;

•                  our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, restructuring, acquisitions or general corporate purposes may be impaired, which could be exacerbated by further volatility in the credit markets;

•                  we must use a substantial portion of our cash flow from operations to pay interest on the notes and, to the extent incurred, our other indebtedness, which will reduce the funds available to us for operations and other purposes;

•                  our high level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•                  our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited;

•                  our high level of indebtedness makes us more vulnerable to economic downturns and adverse developments in our business; and

•                  we may be vulnerable to interest rate increases, as certain of our borrowings, including those under our senior secured credit facilities, are at variable rates.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under the notes.

Restrictions in our debt instruments and accounts receivable facility limit our ability to take certain actions and breaches thereof could impair our liquidity.

Our senior secured credit facilities contain, and the indenture governing our notes contain, covenants that restrict our ability to among other things:

•                  pay dividends or redeem or repurchase capital stock;

•                  incur additional indebtedness and grant liens;

•                  make acquisitions and joint venture investments;

•                  sell assets; and

•                  make capital expenditures.

Our senior secured credit facilities also require us to comply with financial covenants relating to, among other things, interest coverage and leverage.  Our accounts receivable facility contains covenants similar to those in our senior secured credit facility and includes additional requirements regarding our receivables.  We may not be able to satisfy these covenants in the future or be able to pursue our strategies within the constraints of these covenants.  Substantially all of our assets and the assets of our domestic subsidiaries (other than our special purpose receivables subsidiary) are pledged as collateral pursuant to the terms of our senior secured credit facility.  A breach of a covenant contained in our debt instruments could result in an event of default under one or more of our debt instruments, our accounts receivable facility and our lease financing arrangements.  Such breaches would permit the lenders under our senior secured credit facility to declare all amounts borrowed thereunder to be due and payable, and the commitments of such lenders to make further extensions of credit could be terminated.  In addition, such breach may cause a termination of our accounts receivable facility.  Each of these circumstances could materially and adversely impair our liquidity.

We have significant goodwill and intangible assets, and future impairment of our goodwill and intangible assets could have a material negative impact on our financial results.

We test goodwill and indefinite lived intangible assets for impairment on an annual basis as of October 1, and more frequently if we experience changes in our business conditions that indicate an interim test may be required, by comparing the estimated fair values of our reporting units and indefinite lived intangible assets with their respective carrying values.  We test goodwill for impairment by comparing the estimated fair value of each of our reporting units, determined using a combination of a discounted cash flow approach, which is based on management’s operating budget and internal five year forecast, and a market-based valuation technique that considers earnings multiples, to its respective carrying value on our balance sheet.  If carrying value exceeds fair value, then a possible impairment of goodwill exists and further evaluation is performed.  We test indefinite lived intangible assets by comparing the estimated fair value of the assets, determined based on discounted future cash flows related to the net amount of royalty expenses avoided due to the existence of the trademark or tradename, to the carrying value.  If carrying value exceeds fair value, an impairment charge is recorded.

The utilization of a discounted cash flow approach in the impairment test for both goodwill and indefinite lived intangible assets requires us to make significant estimates regarding future revenues and expenses, projected capital expenditures, changes in working capital and the appropriate discount rate.  The projections also take into account several factors including current and estimated economic trends and outlook, costs of raw materials, consideration of our market capitalization in comparison to the estimated fair values of our reporting units determined using discounted cash flow analyses and other factors which are beyond our control.

At September 30, 2009, the carrying value of our goodwill and intangible assets was approximately $365.2 million and represented approximately 43.3% of our total assets.  Our net income of $11.1 million and $25.6 million in the nine months ended September 2009 and September 2008, respectively, included no charges for impairment of goodwill and indefinite lived intangible assets.  If we experience declines in sales and operating profit or do not meet our current and forecasted operating budget, we may be subject to future impairments.  In addition, while the fair values of our remaining goodwill and indefinite lived intangible assets exceed their carrying values, different assumptions regarding future performance of our businesses or significant declines in our stock price could result in additional impairment losses.  Because of the significance of our goodwill and intangible assets, any future impairment of these assets could have a material adverse effect on our financial results.

We may face liability associated with the use of products for which patent ownership or other intellectual property rights are claimed.

We may be subject to claims or inquiries regarding alleged unauthorized use of a third party’s intellectual property.  An adverse outcome in any intellectual property litigation could subject us to significant liabilities to third parties, require us to license technology or other intellectual property rights from others, require us to comply with injunctions to cease marketing or using certain products or brands, or require us to redesign, reengineer, or rebrand certain products or packaging, any of which could affect our business, financial condition and operating results.  If we are required to seek licenses under patents or other intellectual property rights of others, we may not be able to acquire these licenses on acceptable terms, if at all.  In addition, the cost of responding to an intellectual property infringement claim, in terms of legal fees and expenses and the diversion of management resources, whether or not the claim is valid, could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to adequately protect our intellectual property.

While we believe that our patents, trademarks and other intellectual property have significant value, it is uncertain that this intellectual property or any intellectual property acquired or developed by us in the future, will provide a meaningful competitive advantage.  Our patents or pending applications may be challenged, invalidated or circumvented by competitors or rights granted thereunder may not provide meaningful proprietary protection.  Moreover, competitors may infringe on our patents or successfully avoid them through design innovation.  Policing unauthorized use of our intellectual property is difficult and expensive, and we may not be able to, or have the resources to, prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the U.S. The cost of protecting our intellectual property may be significant and have a material adverse effect on our financial condition and future results of operations.

We may incur material losses and costs as a result of product liability, recall and warranty claims that may be brought against us.

We are subject to a variety of litigation incidental to our businesses, including claims for damages arising out of use of our products, claims relating to intellectual property matters and claims involving employment matters and commercial disputes.

We currently carry insurance and maintain reserves for potential product liability claims.  However, our insurance coverage may be inadequate if such claims do arise and any liability not covered by insurance could have a material adverse effect on our business.  Although, we have been able to obtain insurance in amounts we believe to be appropriate to cover such liability to date, our insurance premiums may increase in the future as a consequence of conditions in the insurance business generally or our situation in particular.  Any such increase could result in lower net income or cause the need to reduce our insurance coverage.  In addition, a future claim may be brought against us that could have a material adverse effect on us.  Any product liability claim may also include the imposition of punitive damages, the award of which, pursuant to certain state laws, may not be covered by insurance.  Our product liability insurance policies have limits that, if exceeded, may result in material costs that could have an adverse effect on our future profitability.  In addition, warranty claims are generally not covered by our product liability insurance.  Further, any product liability or warranty issues may adversely affect our reputation as a manufacturer of high-quality, safe products, divert management’s attention, and could have a material adverse effect on our business.

In addition, one of our Energy segment subsidiaries is a party to lawsuits related to asbestos contained in gaskets formerly manufactured by it or its predecessors.  Some of this litigation includes claims for punitive and consequential as well as compensatory damages.  We are not able to predict the outcome of these matters given that, among other things, claims may be initially made in jurisdictions without specifying the amount sought or by simply stating the minimum or maximum permissible monetary relief, and may be amended to alter the amount sought.  Of the 7,584 claims pending at September 30, 2009, 103 set forth specific amounts of damages (other than those stating the statutory minimum or maximum).  77 of the 103 claims sought between $1.0 million and $5.0 million in total damages (which includes compensatory and punitive damages), 21 sought between $5.0 million and $10.0 million in total damages (which includes compensatory and punitive damages) and 5 sought over $10.0 million (which includes compensatory and punitive damages). Solely with respect to compensatory damages, 80 of the 103 claims sought between $250,000 and $600,000, 19 sought between $1.0 million and $5.0 million and 4 sought over $5.0 million.  Solely with respect to punitive damages, 77 of the 103 claims sought between $1.0 million and $2.5 million, 21 sought between $2.5 million and $5.0 million and 5 sought over $5.0 million.  Total defense costs from January 1, 2009 to September 30, 2009 were approximately $2.0 million and total settlement costs (exclusive of defense costs) for all asbestos cases since inception have been approximately $5.4 million through September 30, 2009.  To date, approximately 50% of our costs related to defense and settlement of asbestos litigation have been covered by our primary insurance.  Effective February 14, 2006, we entered into a coverage-in-place agreement with our first level excess carriers regarding the coverage to be provided to us for asbestos related claims when our primary insurance is exhausted.  The coverage-in-place agreement makes asbestos defense costs and indemnity insurance coverage available to us that might otherwise be disputed by the carriers and provides a methodology for the administration of such expenses.  Nonetheless, there may be a period prior to the commencement of coverage under this agreement and following exhaustion of our primary insurance coverage during which we would be solely responsible for defense costs and indemnity payments, the duration of which would be subject to the scope of damage awards and settlements paid.  We also may incur significant litigation costs in defending these matters in the future.  We may be required to incur additional defense costs and pay damage awards or settlements or become subject to equitable remedies that could adversely affect our businesses.

Our business may be materially and adversely affected by compliance obligations and liabilities under environmental laws and regulations.

We are subject to federal, state, local and foreign environmental laws and regulations which impose limitations on the discharge of pollutants into the ground, air and water and establish standards for the generation, treatment, use, storage and disposal of solid and hazardous wastes, and remediation of contaminated sites.  We may be legally or contractually responsible or alleged to be responsible for the investigation and remediation of contamination at various sites, and for personal injury or property damages, if any, associated with such contamination.  We have been named as potentially responsible parties under CERCLA (the federal Superfund law) or similar state laws in several sites requiring clean-up related to disposal of wastes we generated.  These laws generally impose liability for costs to investigate and remediate contamination without regard to fault and under certain circumstances liability may be joint and several resulting in one responsible party being held responsible for the entire obligation.  Liability may also include damages to natural resources.  We have entered into consent decrees relating to two sites in California along with the many other co-defendants in these matters.  We have incurred substantial expenses for each of these sites over a number of years, a portion of which has been covered by insurance.  In addition to the foregoing, our businesses have incurred and likely will continue to incur expenses to investigate and clean up existing and former company owned or leased property, including those properties made the subject of sale-leaseback transactions for which we have provided environmental indemnities to the lessors.  Additional sites may be identified at which we are a potentially responsible party under the federal Superfund law or similar state laws.  We must also comply with various health and safety regulations in the U.S. and abroad in connection with our operations.

We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations.  Based on information presently known to us and accrued environmental reserves, we do not expect environmental costs or contingencies to have a material adverse effect on us.  The operation of manufacturing plants entails risks in these areas, however, and we may incur material costs or liabilities in the future that could adversely affect us.  There can be no assurance that we have been or will be at all times in substantial compliance with environmental health and safety laws.  Failure to comply with any of these laws could result in civil, criminal, monetary and non-monetary penalties and damage to our reputation.  In addition, potentially material expenditures could be required in the future.  For example, we may be required to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future or to address newly discovered information or conditions that require a response.

Our growth strategy includes the impact of acquisitions.  If we are unable to identify attractive acquisition candidates, successfully integrate acquired operations or realize the intended benefits of our acquisitions, we may be adversely affected.

One of our principal growth strategies is to pursue strategic acquisition opportunities.  Since our separation from Metaldyne in June 2002, we have completed eleven acquisitions.  Each of these acquisitions required integration expense and actions that negatively impacted our results of operations and that could not have been fully anticipated beforehand.  In addition, attractive acquisition candidates may not be identified and acquired in the future, financing for acquisitions may be unavailable on satisfactory terms and we may be unable to accomplish our strategic objectives in effecting a particular acquisition.  We may encounter various risks in acquiring other companies, including the possible inability to integrate an acquired business into our operations, diversion of management’s attention and unanticipated problems or liabilities, some or all of which could materially and adversely affect our business strategy and financial condition and results of operations.

We have significant operating lease obligations and our failure to meet those obligations could adversely affect our financial condition.

We lease many of our manufacturing facilities and certain capital equipment.  Our annualized rental expense in 2008 under these operating leases was approximately $15.7 million.  A failure to pay our rental obligations would constitute a default allowing the applicable landlord to pursue any remedy available to it under applicable law, which would include taking possession of our property and, in the case of real property, evicting us.  These leases are categorized as operating leases and are not considered indebtedness for purposes of our debt instruments.

We may be subject to further unionization and work stoppages at our facilities or our customers may be subject to work stoppages, which could seriously impact the profitability of our business.

As of September 30, 2009, approximately 22% of our work force in our continuing operations was unionized under several different unions and bargaining agreements.  If our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations.  In addition, if a greater percentage of our work force becomes unionized, our labor costs and risks associated with strikes, work stoppages or other slowdowns may increase.

On July 19, 2006, approximately 150 workers at our Monogram™ Aerospace Fasteners business unit commenced a strike, which lasted until July 27, 2006.

On July 10, 2009, we reached a mutually agreeable settlement with the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (“Union”) regarding the duration of a neutrality agreement we have with the Union.  The agreement commits us to remain generally neutral in Union organizing drives through the duration of the agreement.  On August 17, 2009, the Union began an organizing drive under the terms of the neutrality agreement at our facility located in Houston, Texas, which is included in our Energy segment.  Since the Union obtained a simple majority of authorization cards during the organizing drive, on November 4, 2009 we recognized the Union at this facility.  The recognition requires us and the Union to negotiate a first collective bargaining agreement within 180 days from the date of recognition.  Under the neutrality agreement, there is no threat of strike or work slowdown during the first collective bargaining agreement.

On December 4, 2009, we received a notice of filing petition for union representation election filed by the International Association of Machinists and Aerospace workers with regard to our Engineered Components facility located in Plymouth, Massachusetts.  Pursuant to agreement with the Union, a secret ballot election took place on January 15, 2010, the results of which are pending review by the National Labor Relations Board.

On December 10, 2009, we received a notice of filing petition for union decertification at the Houston, Texas facility.  The hearing on the petition has not yet been scheduled.

Other than as described above, we are not aware of any present active union organizing drives at any of our other facilities.  We cannot predict the impact of any further unionization of our workplace.

Many of our direct or indirect customers have unionized work forces.  Strikes, work stoppages or slowdowns experienced by these customers or their suppliers could result in slowdowns or closures of assembly plants where our products are included.  In addition, organizations responsible for shipping our customers’ products may be impacted by occasional strikes or other activity.  Any interruption in the delivery of our customers’ products could reduce demand for our products and could have a material adverse effect on us.

Our healthcare costs for active employees and future retirees may exceed our projections and may negatively affect our financial results.

We maintain a range of healthcare benefits for our active employees and a limited number of retired employees pursuant to labor contracts and otherwise.  Healthcare benefits for active employees and certain retirees are provided through comprehensive hospital, surgical and major medical benefit provisions or through health maintenance organizations, all of which are subject to various cost-sharing features.  Some of these benefits are provided for in fixed amounts negotiated in labor contracts with the respective unions.  If our costs under our benefit programs for active employees and retirees exceed our projections, our business and financial results could be materially adversely affected.  Additionally, foreign competitors and many domestic competitors provide fewer benefits to their employees and retirees, and this difference in cost could adversely impact our competitive position.

A growing portion of our sales may be derived from international sources, which exposes us to certain risks which may adversely affect our financial results and impact our ability to service debt.

Approximately 16.2% of our net sales for the nine months ended September 30, 2009 were derived from sales by our subsidiaries located outside of the U.S. We may significantly expand our international operations through internal growth and acquisitions.  Sales outside of the U.S., particularly sales to emerging markets, and manufacturing in non-U.S. countries are subject to various other risks which are not present within U.S. markets, including governmental embargoes or foreign trade restrictions such as antidumping duties, changes in U.S. and foreign governmental regulations, tariffs and other trade barriers, the potential for nationalization of enterprises, foreign exchange risk and other political, economic and social instability.  In addition, there are tax inefficiencies in repatriating cash flow from non-U.S. subsidiaries that could affect our financial results and reduce our ability to service debt.

Our stock price may be subject to significant volatility due to our own results or market trends.

If our revenue, earnings or cash flows in any quarter fail to meet the investment community’s expectations, there could be an immediate negative impact on our stock price.  Our stock price could also be impacted by broader market trends and world events unrelated to our performance.

Risks Related to Our Common Stock

Future sales of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities.  We have 400,000,000 shares of common stock authorized for issuance under our certificate of incorporation and 33,578,933 shares of common stock outstanding as of December 31, 2009, excluding 316,570 restricted stock awards granted on December 4, 2009 subject to performance conditions based on full-year 2009 earnings.  All of the shares of common stock sold in this offering will be freely tradeable without restrictions or further registration under the Securities Act.  In addition, certain parties to our shareholders agreement have the right, subject to the limitations in the shareholders agreement, to exercise certain piggyback registration rights in connection with other registered offerings. Substantial sales by Heartland or the perception that these sales will occur may materially and adversely affect the price of our common stock.

If we sell or issue additional shares of common stock to finance future acquisitions, your stock ownership could be diluted.

Part of our growth strategy is to expand into new markets and enhance our position in existing markets through acquisitions.  In order to successfully complete acquisitions we may target or fund our other activities, we may issue additional equity securities that could be dilutive to our earnings per share and to your stock ownership.  The timing and quantity of the shares of our common stock that will be sold may have a negative impact on the market price of our common stock.  Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options or in connection with acquisition financing), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for our common stock.

Possible volatility in our stock price could negatively affect our stockholders.

The trading price of our common stock may be volatile in response to a number of factors, many of which are beyond our control, including actual or anticipated variations in quarterly financial results; changes in financial estimates or recommendations by securities analysts; changes in accounting standards, policies, guidance, interpretations or principles; sales of common stock by us or members of our management team; and announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.  In addition, our financial results may be below the expectations of securities analysts and investors.  If this were to occur, the market price of our common stock could decrease, possibly significantly.

In addition, the U.S. securities markets have experienced significant price and volume fluctuations.  These fluctuations often have been unrelated to the operating performance of companies in these markets.  Broad market and industry factors may negatively affect the price of our common stock, regardless of our operating performance.  In the past, following periods of volatility in the market price of an individual company’s securities, securities class action litigation often has been instituted against that company.  The institution of similar litigation against us could result in substantial costs and a diversion of our management’s attention and resources, which could negatively affect our financial results.

Heartland owns 44.4% of our voting common equity.

Heartland beneficially owns approximately 44.4% of our outstanding voting common equity and, even after the sale of shares covered by this prospectus, will continue to own a significant percentage of our outstanding voting common equity.  As a result, Heartland has the power to substantially influence all matters submitted to our stockholders, exercise significant influence over our decisions to enter into any corporate transaction and any transaction that requires the approval of stockholders regardless of whether other stockholders believe that any such transactions are in their own best interests.  For example, Heartland could cause us to make acquisitions that increase the amount of our indebtedness, sell revenue generating assets or cause us to undergo a “going private” transaction with it or one of its affiliates based on its ownership without a legal requirement of unaffiliated shareholder approval.  In addition, as a result of our Shareholders Agreement, Heartland has the power to control the election of a majority of our directors.  So long as Heartland continues to own a significant amount of the outstanding shares of our common stock, it will continue to be able to strongly influence or effectively control our decisions.  Its interests may differ from yours and it may vote in a way with which you disagree.  In addition, this concentration of ownership may have the effect of preventing, discouraging or deterring a change of control.  One of our directors is the Managing Member of Heartland’s general partner.  Heartland also has the right to require us to file additional registration statements with the SEC for purposes of registering for sale to the public some or all of the common stock of ours that it owns. Any sale of a significant number of shares of our common stock by Heartland could have an adverse impact on the value of our common stock.

We are party to certain transactions with Heartland and its affiliates which may continue in the future.

While we have no current plans with respect to additional related party transactions with Heartland or its affiliates, apart from those existing and ordinary course matters we may enter into such transactions in the future.  Our debt instruments currently require that, principles of corporate law may recommend that and we intend to, enter into such transactions only on arm’s length third party terms.  However, we cannot assure you that, should we enter into any such transactions, they would not be detrimental to us and to shareholders other than the relevant affiliated party or that there will be relevant arm’s length third party transactions to which we may compare.

Provisions of Delaware law, our certificate of incorporation and by-laws, could delay or prevent a change in control of our company, which could adversely impact the value of our common stock.

Our certificate of incorporation and by-laws contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders.  Our certificate of incorporation and by-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions.  For example, our certificate of incorporation authorizes our Board of Directors to determine the rights, preferences, privileges and restrictions of an unissued series of preferred stock, without any vote or action by our shareholders.  Thus, our Board of Directors is able to authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock.  Additional provisions include the sole power of our Board of Directors to fix the number of directors, limitations on the removal of directors, the sole power of our Board of Directors to fill any vacancy on our board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise, and the inability of shareholders to act by written consent to call special meetings.  These rights may have the effect of delaying or deterring a change of control of our company.  In addition, a change of control of our company may be delayed or deterred as a result of our having three classes of directors.  These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.  See “Description of Capital Stock.”

We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

We have not declared or paid cash dividends on our common stock since becoming a stand-alone entity in June 2002 and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.  In addition, restrictions in our credit facility and our indenture governing the notes restrict our ability to pay dividends.  We currently intend to retain future earnings, if any, to finance our business and growth strategies.  Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus, any prospectus supplement and any documents we incorporate by reference herein or therein may contain forward-looking statements (as that term is defined by the federal securities laws) about our financial condition, results of operations and business. You can find many of these statements by looking for words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate” and similar words used in this prospectus.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Because the statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. We caution readers not to place undue reliance on the statements, which speak only as of the date of this prospectus.

The cautionary statements set forth above should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We do not undertake any obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statement to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk factors” and elsewhere in this prospectus or any documents we incorporate by reference herein or therein. These cautionary statements qualify all forward-looking statements attributed to us or persons acting on our behalf. When we indicate that an event, condition or circumstance could or would have an adverse effect on us, we mean to include effects upon our business, financial and other condition, results of operations, prospects and ability to service our debt.  Additional risks and uncertainties not currently known to us or that we currently deemed to be immaterial also may materially adversely affect our business, financial position and results of operations or cash flows.

Risks and uncertainties that could cause actual results to vary materially from those anticipated in the forward-looking statements included in this prospectus include general economic conditions in the markets in which we operate and industry-related factors such as:

•                  We have a history of  net losses;

•                  Our businesses depend upon general economic conditions and we serve some customers in highly cyclical industries; as such we are subject to the loss of sales and margins due to an economic downturn or recession;

•                  Many of the markets we serve are highly competitive, which could limit the volume of products that we sell and reduce our operating margins;

•                  Increases in our raw material or energy costs or the loss of critical suppliers could adversely affect our profitability and other financial results;

•                  We may be unable to successfully implement our business strategies.  Our ability to realize our business strategies may be limited;

•                  Our products are typically highly engineered or customer driven and we are subject to risks associated with changing technology and manufacturing techniques that could place us at a competitive disadvantage;

•                  We depend on the services of key individuals and relationships, the loss of which could materially harm us;

•                  We have significant goodwill and intangible assets, and future impairment of our good-will and intangible assets could have a material negative impact on our financial results;

•                  We may face liability associated with the use of products for which patent ownership or other intellectual property rights are claimed;

•                  We may be unable to adequately protect our intellectual property;

•                  We may incur material losses and costs as a result of product liability, recall and warranty claims that may be brought against us;

•                  Our business may be materially and adversely affected by compliance obligations and liabilities under environmental laws and regulations;

•                  Our growth strategy includes the impact of acquisitions.  If we are unable to identify attractive acquisition candidates, successfully integrate acquired operations or realize the intended benefits of our acquisitions, we may be adversely affected;

•                  We have significant operating lease obligations and our failure to meet those obligations could adversely affect our financial condition;

•                  We may be subject to further unionization and work stoppages at our facilities or our customers may be subject to work stoppages, which could seriously impact the profitability of our business;

•                  Our healthcare costs for active employees and future retirees may exceed our projections and may negatively affect our financial results; and

•                  A growing portion of our sales may be derived from international sources, which exposes us to certain risks which may adversely affect our financial results and impact our ability to service debt.

•                  Future sales of our common stock in the public market could cause our stock price to fall.

•                  If we sell or issue additional shares of common stock to finance future acquisitions, your stock ownership could be diluted.

•                  Possible volatility in our stock price could negatively affect our stockholders.

•                  We are party to certain transactions with Heartland and its affiliates which may continue in the future.

•                  Provisions of Delaware law, our certificate of incorporation and by-laws, could delay or prevent a change in control of our company, which could adversely impact the value of our common stock.

•                  We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the Selling Stockholder.  We have been advised by the Selling Stockholder that the shares they may sell under this prospectus would be sold, if at all, in order to satisfy various potential payment obligations of the Selling Shareholder, which are unrelated to us, including the possible settlement of certain litigation unrelated to us.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws. We refer to our certificate of incorporation as so amended as our certificate of incorporation.  The certificate of incorporation, authorizes us to issue 400,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

As of December 31, 2009, there were outstanding 33,578,933 shares of common stock, excluding 316,570 restricted stock awards granted on December 4, 2009 subject to performance conditions based on full-year 2009 earnings, held of record by 611 stockholders and there were no shares of preferred stock issued and outstanding.  In addition, there were 1,839,344 shares of common stock reserved for issuance upon exercise of outstanding stock options, of which 723,424 were shares of common stock deemed to be outstanding with respect to individual stockholders pursuant to Rule 13(d)(1) under the Exchange Act.  The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders.  Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.  Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor.  Our credit facilities and the indenture governing the notes impose restrictions on our ability to pay dividends on common stock.  In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.  Holders of our common stock have no preemptive, subscription, redemption or conversion rights.  There are no redemption or sinking fund provisions applicable to the common stock.  All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

As of December 31, 2009, there were no outstanding shares of preferred stock.  Our certificate of incorporation authorizes the Board of Directors, subject to limitations prescribed by law, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rates, conversion rights, voting rights (which may be greater than one vote per share), rights and terms of redemption, sinking fund provisions for the redemption or purchase of the shares and liquidation preference, any or all of which may be greater than the rights of the common stock.  The issuance of preferred stock could:

•                  adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation;

•                  decrease the market price of our common stock; or

•                  delay, deter or prevent a change in our control.

We have no current plans to issue any shares of preferred stock although they may be issued in the future.

The purpose of authorizing our Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances.  The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.  The existence of the authorized but undesignated preferred stock may have a depressive effect on the market price of our common stock.

Shareholders Agreement

Heartland and other investors are parties to a shareholders agreement regarding their ownership of our common stock.

Anti-Takeover Effects of Delaware Law and  Our Certificate of Incorporation and By-laws

Delaware Law

We have elected to opt out of the provisions of Section 203 of the Delaware General Corporation Law.  In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either the person becoming an interested stockholder or the business combination is approved in a prescribed manner.  A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder.  An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15.0% or more of the corporation’s voting stock.

Certificate of Incorporation and By-law Provisions

Certain provisions of our certificate of incorporation and by-laws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.  Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may limit the ability of stockholders to remove current management or directors or approve transactions that stockholders may deem to be in their best interest and, therefore, could adversely affect the price of our common stock.

Classified Board.  Our certificate of incorporation provides that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible.  As a result, approximately one-third of our Board of Directors will be elected each year.  The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.  Our certificate of incorporation and the by-laws provide that subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of not less than three or more than fifteen directors.

Under the Delaware General Corporation Law, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause.

No Cumulative Voting.  The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise.  Our certificate of incorporation does not expressly provide for cumulative voting.  Under cumulative voting, a majority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our by-laws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.  Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the previous year’s annual meeting.  Our by-laws also specify requirements as to the form and content of a stockholder’s notice.  These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

No Action by Written Consent; Special Meeting.  Our certificate of incorporation and by-laws provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing.  In addition, our by-laws provide that special meetings of our stockholders may be called only by the Board of Directors or the chairman of the Board of Directors.

Authorized but Undesignated Stock.  The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us or otherwise render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Limitation of Liability and Indemnification

Our certificate of incorporation contains provisions that limit the personal liability of each of our directors for monetary damages for breach of fiduciary duty as a director, except for liability

(a)                                  for any breach of a director’s duty of loyalty to us or our affiliates or our stockholders,

(b)                                 for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(c)                                  under Section 174 of the DGCL, or

(d)                                 for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.  Our by-laws allow us to indemnify our directors, officers, employees and agents to the fullest extent permitted by the DGCL.

Our certificate of incorporation further provides that we will indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of ours, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, to the fullest extent permitted by the Delaware General Corporation Law.  This right of indemnification shall include the right to have paid by us the expenses, including attorneys’ fees, incurred in defending any such proceeding in advance of its final disposition.  If Delaware law so requires, however, the advancement of such expenses incurred by a director or officer in such person’s capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person) will only be made upon the delivery to us of an undertaking by or on behalf of such person to repay all amounts so advanced if it shall ultimately be determined by final judicial decision, from which there is no further right to appeal, that such person is not entitled to be indemnified for such expenses by us.

We have entered into indemnity agreements with our directors and certain of our executive officers for the indemnification and advancement of expenses to these persons.  We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers.  We also intend to enter into these agreements with our future directors and certain of our executive officers.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any director, executive officer, employee or agent where indemnification will be required or permitted.  We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Transfer Agent and Registrar

Registrar and Transfer Company currently serves as the transfer agent and registrar for the common stock and as rights agent for the rights.

Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “TRS.”

SELLING STOCKHOLDERS

This prospectus relates to the resale from time to time of up to 3,500,000 shares of our common stock (plus an indeterminate number of shares of our common stock that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 of the Securities Act) by the Selling Stockholder.

The following table, based upon information currently known by us, sets forth as of December 31, 2009:  (i) the number of shares held of record or beneficially by the Selling Stockholder as of such date (as determined below) and (ii) the number of shares that may be offered under this prospectus by the Selling Stockholder.

Except as described above under “Risk Factors” and in the documents incorporated by reference herein, the Selling Stockholder has not held any position or office, or has otherwise had a material relationship, with us or any of our subsidiaries within the past three years other than as a result of the ownership of our shares or other securities.  Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by their spouses under applicable law.

Name of Selling Stockholder	Common Stock Beneficially Owned Prior to the Offering(1)	Common Stock Offered Pursuant to this Prospectus(1)	Owned Upon Completion of this Offering (2)	Percentage of Common Stock Owned Upon Completion of this Offering(3)
Heartland Industrial Associates, L.L.C.	15,237,996	3,500,000	11,737,996	34.2%

(1)                                     These shares of common stock are beneficially owned indirectly by the Selling Stockholder as the general partner, managing member and/or general partner of a sole member, as the case may be, of each of the limited partnerships or limited liability companies listed below, which hold shares of common stock directly.  These limited partnerships and limited liability companies are holders of record of common stock as follows: 9,742,230 shares are held by TriMas Investment Fund I, L.L.C. (“TIF I”);  2,243,827 shares are held by Metaldyne Investment Fund I, L.L.C. (“MIF I”); 2,200,000 shares are held by HIP Investment Holdings I, L.L.C. (“HIP Investment”); 842,675 shares are held by HIP Side-by-Side Partners, L.P.; 176,312 shares are held by TriMas Investment Fund II, L.L.C. and 32,952 shares are held by Metaldyne Investment Fund II, L.L.C.  In addition, by reason of a shareholders agreement, the Selling Stockholder, and Heartland Industrial Partners, L.P., as the managing member of TIF I and MIF I and as the sole member of HIP Investment, may be deemed to share beneficial ownership of shares of common stock held by other shareholders party to such shareholders agreement and may be considered to be members of a “group,” as such term is used under Section 13(d) under the Exchange Act.  In offerings hereunder, it is presently expected that TIF I and HIP Investment will sell 1,300,000 shares and 2,200,000 shares, respectively, as holders of record of such shares, with the actual allocation of the aggregate of 3,500,000 shares between such entities to be determined by the Selling Stockholder.  The address of Heartland Industrial Associates, L.L.C. and its affiliated funds listed above is 177 Broad Street, 10th Floor, Stamford, Connecticut 06901.

(2)                                     We do not know when or in what amounts the Selling Stockholder may offer shares for sale.  The Selling Stockholder may not sell any or all of the shares offered by this prospectus.  Because the Selling Stockholder may offer all or some of the shares pursuant to this offering, we cannot estimate the number of the shares that will be held by the Selling Stockholder after completion of the offering.  However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the Selling Stockholder.

(3)                                     Percentage ownership is based on 33,578,933 shares of common stock outstanding as of December 31, 2009 , excluding 316,570 restricted stock awards granted on December 4, 2009 subject to performance conditions based on full-year 2009 earnings, plus 723,424 shares of common stock deemed to be outstanding with respect to individual stockholders pursuant to Rule I3d-3(d)(1) under the Exchange Act.

PLAN OF DISTRIBUTION

The Selling Stockholder may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  The Selling Stockholder may use any one or more of the following methods when selling such shares:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  short sales;

•                  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                  broker-dealers may agree with the Selling Stockholder to sell a specified number of such shares at a stipulated price per share;

•                  one or more underwritten offerings on a firm commitment or best efforts basis;

•                  a combination of any such methods of sale; and

•                  any other method permitted pursuant to applicable law.

The Selling Stockholder may also sell such shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholder may arrange for other broker-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholder  (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions or discounts may be less than or in excess of those customary in the types of transactions involved.  Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a Selling Stockholder.

The Selling Stockholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of Selling Stockholder to include the pledgee, transferee or other successors in interest as Selling Stockholder under this prospectus.

The Selling Stockholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of Selling Stockholder to include the pledgee, transferee or other successors in interest as Selling Stockholder under this prospectus.

Any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock.  We have agreed to indemnify the Selling Stockholder (as well as persons, including broker-dealers or agents deemed to be “underwriters” within the meaning of the Securities Act) against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, in accordance with a registration rights agreement, or the Selling Stockholder will be entitled to contribution.

The Selling Stockholder have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any Selling Stockholder.  If we are notified by any Selling Stockholder that any material arrangement has been entered into with any underwriters or broker-dealers for the sale of shares of common stock, if required, we will file a supplement to this prospectus.

LEGAL MATTERS

The validity of the common stock offered in this prospectus will be passed upon for us by Cahill Gordon & Reindel LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of TriMas Corporation as of December 31, 2007 and December 31, 2008 and for each of the years in the three-year period ended December 31, 2008, as included in the 8-K filed December 15, 2009 and incorporated by reference herein and in the registration statement, have been audited by KPMG LLP, an independent registered public accounting firm, whose report expresses an unqualified opinion and refers to the Company changing its accounting policy in 2008 to change its required annual goodwill impairment test from December 31 to October 1.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 under the Securities Act with the SEC to register the securities offered by this prospectus.  This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are a part of the registration statement.  For further information with respect to us and our securities, please refer to the registration statement and the exhibits and schedules filed with it.  You may read and copy any document which we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  We file annual, quarterly and current reports, proxy statements, and other information with the SEC and these reports, proxy statements, and other information can be inspected on the Internet site maintained by the SEC at http://www.see.gov.

We are also subject to the information and periodic reporting requirements of the Exchange Act.  We file annual, quarterly and current reports, proxy statements, and other information with the SEC to comply with the Exchange Act.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.  The documents we are incorporating by reference as of their respective dates of filing are as follows:

•                                          Our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 10, 2009;

•                                          Our Quarterly Report on Form l0-Q for the period ended March 31, 2009 filed with the SEC on May 6, 2009;

•                                          Our Quarterly Report on Form l0-Q for the period ended June 30, 2009 filed with the SEC on August 5, 2009;

•                                          Our Quarterly Report on Form l0-Q for the period ended September 30, 2009 filed with the SEC on November 9, 2009; and

•                                          Our Current Reports on Form 8-K filed with the SEC on January 14, 2009, February 5, 2009, February 17, 2009, March 6, 2009, March 10, 2009, March 13, 2009, April 24, 2009, June 2, 2009, August 12, 2009, August 20, 2009, December 10, 2009, December 15, 2009 (other than Item 7.01 and the exhibits related thereto), December 17, 2009 (other than Item 7.01 and the exhibits related thereto), January 15, 2010 (other than Item 7.01 and the exhibits related thereto) and January 20, 2010.

We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the termination of the offering by this prospectus shall be deemed to be incorporated herein by reference and to be a part hereof from the date of the filing of those documents.  In addition, we also incorporate by reference all filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the filing of this registration statement and prior to the effectiveness of this registration statement.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting:

Investor Relations
39400 Woodward Avenue, Suite 130
Bloomfield Hills, Michigan 49304
(248) 631-5450

TRIMAS CORPORATION

UP TO 3,500,000 SHARES OF COMMON STOCK

PROSPECTUS

            , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.                 Other Expenses of Issuance and Distribution.

The following table itemizes the fees and expenses incurred or expected to be incurred by the registrant in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions.  All amounts are estimates, except the SEC registration fee.  Estimated expenses only include information that is known at the time of filing this registration statement and are subject to future contingencies, including additional expenses for future offerings.

Item	Amount
Securities and Exchange Commission registration fee	$1,705
Legal fees and expenses	$100,000	*
Accounting fees and expenses	$20,000	*
Printing fees and expenses	$5,000	*
Miscellaneous fees and expenses	$1,600	*
Total	$128,305	*

*              Estimated

Item 15.                 Indemnification of Directors and Officers.

TriMas Corporation is a Delaware corporation. Section 145 of the General Corporation Law of Delaware as the same exists or may hereafter be amended, inter alia, provides that a Delaware corporation may indemnify any person who was, or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation.

Where a present or former director or officer has been successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify the person against the expenses (including attorney’s fees) actually and reasonably incurred by such person in connection therewith.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

Article 11 of our certificate of incorporation provides that each person who was or is made a party to (or is threatened to be made a party to) or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was one of our directors or officers shall be indemnified and held harmless by us to the fullest extent authorized by the General Corporation Law of Delaware against all expenses, liability and loss (including without limitation attorneys’ fees, judgments, fines and amounts paid in settlement) reasonably incurred by such person in connection therewith. The rights conferred by Article 11 are contractual rights and include the right to be paid by us the expenses incurred in defending such action, suit or proceeding in advance of the final disposition thereof. In addition, Section 7 of our amended and restated by-laws state that we may indemnify our officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law of Delaware.

Article 10 of our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except (a) for any breach of the duty of loyalty to us or our stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law of Delaware, which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions or (d) for transactions from which a director derives improper personal benefit.

Our directors and officers are covered by insurance policies indemnifying them against certain civil liabilities, including liabilities under the federal securities laws (other than liability under Section 16(b) of the 1934 Act), which might be incurred by them in such capacities.

We have entered into indemnity agreements with our directors and certain of our executive officers for the indemnification and advancement of expenses to these persons. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. We also intend to enter into these agreements with our future directors and certain of our executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.                 Exhibits.

The Exhibits listed on the Exhibit Index of this Registration Statement are filed herewith or are incorporated herein by reference to other filings.

Item 17.                 Undertakings.

The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)         To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)          To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)          To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)           That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on the 20th day of January, 2010.

/s/ DAVID M. WATHEN
David M. Wathen
President and Chief Executive Officer

POWER OF ATTORNEY

We the undersigned officers and directors of TriMas Corporation, hereby severally constitute and appoint David M. Wathen and Joshua A. Sherbin, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ DAVID M. WATHEN	President and Chief Executive Officer	January 20, 2010
David M. Wathen	(Principal Executive Officer) and Director

/s/ A. MARK ZEFFIRO	Chief Financial Officer (Principal	January 20, 2010
A. Mark Zeffiro	Financial Officer and Principal Accounting Officer)

/s/ SAMUEL VALENTI III	Chairman of the Board of Directors	January 20, 2010
Samuel Valenti III

/s/ MARSHALL A. COHEN	Director	January 20, 2010
Marshall A. Cohen

/s/ RICHARD M. GABRYS	Director	January 20, 2010
Richard M. Gabrys

/s/ EUGENE A. MILLER	Director	January 20, 2010
Eugene A. Miller

/s/ DANIEL P. TREDWELL	Director	January 20, 2010
Daniel P. Tredwell

EXHIBIT INDEX

The following documents are filed as exhibits to this registration statement, including those exhibits incorporated herein by reference to a prior filing under the Securities Act or the Exchange Act:

4.1 (a)

Indenture relating to the 9¾% senior secured notes, dated as of December 29, 2009, by and among TriMas Corporation, each of the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee.

5.1	Opinion of Cahill Gordon & Reindel LLP regarding the legality of the securities being registered.

23.1	Consent of Cahill Gordon & Reindel LLP (included in Exhibit 5.1).

23.2	Consent of KPMG LLP.

24.1	Power of Attorney (included in the signature pages to the Registration Statement).

(a)	Filed as an exhibit to the Company’s current report on Form 8-K dated January 15, 2010, and incorporated herein by reference.